June 2, 2023

Perry Hindin, Special Counsel

Division of Corporation Finance
Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Lifeway Foods, Inc.
Definitive Proxy Statement on Schedule 14A filed April 28, 2023
File No. 000-17363

Dear Mr. Hindin:

In response to your letter dated May 15, 2023, pursuant to the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), please see below our responses to your comments in connection therewith. We have included your comments in italics for reference.

Definitive Proxy Statement on Schedule 14A filed April 28, 2023

General

In light of the filing of a solicitation in opposition, as defined in Note 3 to paragraph (a) of Exchange Act Rule 14a-6, by Mr. Smolyansky on May 9, 2023, please advise us of the registrant’s plans with respect to filing a revised definitive proxy statement containing the disclosure described in Items 4(b) and 5(b) of Schedule 14A and disclosing:

•	the existence of the solicitation in opposition;
•	the Company’s position that Mr. Smolyansky’s director nominations are invalid because he waived his nomination rights pursuant to the Settlement Agreement;
•	the basis for such position;
•	that the registrant initiated litigation against Ludmila Smolyansky and Mr. Smolyansky alleging, among other claims, that they breached their contractual obligations under the Settlement Agreement by submitting Mr. Smolyansky’s notice of his intent to nominate the Shareholder Nominees;
•	that the Smolyanskys filed a counterclaim seeking to enjoin any actions to reject Mr. Smolyansky’s nominations or refusing to count votes in favor of the Shareholder Nominees; and
•	the potential implications (including any risks to the registrant or its shareholders) if Mr. Smolyanky’s nominations are ultimately deemed to be valid, including the need for the Company to discard non-universal proxy cards previously received and to instead use a universal proxy card.

RESPONSE: On the date hereof, we also filed Amendment No. 1 to the Company’s definitive proxy statement on Schedule 14A filed April 28, 2023 (the “Proxy”), which provides the following update on the litigation under the header “Legal Proceedings” on page 25 as follows:

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Securities and Exchange Commission

Lifeway Foods, Inc.

June 2, 2023

“Legal Proceedings”

As previously disclosed Company and the Defendants entered into Proxy Settlement Agreement on July 27, 2022 and amended No. 1 thereto on November 7, 2022. Under the Proxy Settlement the Defendants terminated their rights, among other things, to solicit proxies, submit alternative slates of directors, call a special meeting of the shareholders, and make books and records requests until after the annual meeting of the Company’s shareholders in 2024. The Proxy Settlement requires the Defendants to vote in favor of the Company’s board’s nominees and all other board-recommended shareholder proposals. The Proxy Settlement also grants the Company’s Chief Executive Officer and Chief Financial Officer the right to vote Defendants’ shares if Defendants attempt to vote in a manner inconsistent with the Proxy Settlement.

On April 14, 2023, the Company filed a lawsuit against Ludmila Smolyansky, a current director of the Company (“Ms. L. Smolyansky”), and Edward Smolyansky, a former director and executive officer of the Company (“Mr. Smolyansky,” and together with Ms. L. Smolyansky, the “Defendants”) in the Circuit Court of Cook County, Illinois. The Company alleged, among other claims, that the Defendants breached their contractual obligations under the Proxy Settlement Agreement, the Employment Settlement Agreement between the Company and Mr. Smolyansky and the Endorsement Termination Agreement between the Company and Ms. L. Smolyansky (collectively, the “Agreements”), as applicable, by publicly making statements which negatively commented upon the Company, including the Company’s corporate activities, Board and management and submitting what was purported to be an alternate slate of director nominees for consideration at this Annual Meeting in violation of the Proxy Settlement Agreement. The Company is seeking damages from each of Ms. L Smolyansky’s and Mr. Smolyansky’s breaches of their respective Agreements and recovery of at least $100,000 from Mr. Smolyansky and at least $400,000 from Ms. L. Smolyansky.

On May 5, 2023, the Company submitted a Motion for Leave to File Amended Complaint to remove a request for specific performance as a remedy for Defendants’ breaches.

On May 8, 2023 Ms. L Smolyansky’s and Mr. Smolyansky filed counterclaims (the “Counterclaim”) alleging that the Company breached the Proxy Settlement Agreement and filed an Emergency Motions seeking a declaratory judgment that Lifeway breached the terms of the Proxy Settlement Agreement and seeking permeant injunctive relief ordering Lifeway to honor Mr. Smolyansky’s proposed alternate slate of directors. As described below, all relief sought by the Defendants in their Emergency Motions were denied and the Defendants have since filed a voluntary Motion to Dismiss the Counterclaim.

The Company filed a Motion to Dismiss the Counterclaim on May 11, 2023.

On May 16, 2023, a hearing was held to hear arguments about the Company’s Motion for Leave to File Amended Complaint and Defendants’ Emergency Motions after which the Court granted the Company’s Motion for Leave to File Amended Complaint and denied all relief being sought by Defendants. The Court also directed the Company to schedule its Motion to Dismiss for a hearing date.

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Securities and Exchange Commission

Lifeway Foods, Inc.

June 2, 2023

On May 25, 2023 Defendants filed a Motion to Voluntarily Withdraw their Counterclaims which was set for hearing on May 31, 2023, which motion was granted by the Court on May 30, 2023. With the Court’s denial of Defendants’ Emergency Motions for Injunctive Relief, no basis in law or fact that remains as to the invalidity of Mr. Smolyansky’s nomination of an alternate slate of directors and such nomination is void ab initio and is not a valid solicitation.

On May 30, 2023, the Company filed a Motion to Strike Defendants’ Affirmative Defenses which is set for presentment on June 6, 2023.”

If you require any further information or have additional questions, please contact me at (847) 779-8954 or Tim Lavender at (312) 857-2630.

Sincerely,

Eric Hanson, Chief Financial Officer

cc:	Tim Lavender

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